FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                     HSBC HOLDINGS PLC - BOARD APPOINTMENTS


John Coombe (59) and James Hughes-Hallett (55) have been appointed Directors of HSBC Holdings plc with effect from 1 March 2005.

Mr Coombe, an independent non-executive Director, has also been appointed to the Group Audit Committee of HSBC Holdings plc with effect from 1 July 2005. He is Chief Financial Officer of GlaxoSmithKline plc, a position he has held since December 2000 following Glaxo Holdings' merger with SmithKline Beecham. Mr Coombe joined Glaxo Holdings as Group Financial Controller in 1986.

Mr Hughes-Hallett, an independent non-executive Director, is Chairman of John Swire & Sons Limited. He joined the Swire Group in 1976 and, before taking up his current role, was based in Hong Kong as Chairman of Swire Pacific Ltd, Cathay Pacific Airways Ltd and John Swire & Sons (HK) Ltd.

Pursuant to Rule 16.4(a) of the Listing Rules the details of publicly quoted companies held currently and in the past five years are:

   -John Coombe is a director of GlaxoSmithKline plc and Siemens AG; and -James Hughes-Hallett is a director of Cathay Pacific Airways Limited and
    Swire Pacific Limited.

There are no matters relating to the appointment of these directors which need to be disclosed pursuant to Rule 16.4(b) of the Listing Rules.

Brief biographical details of the new directors follow.


Note to editors:

The HSBC Group

HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                  John Coombe
                  Chief Financial Officer, GlaxoSmithKline plc

John Coombe is Chief Financial Officer of GlaxoSmithKline plc. He has been appointed to the Board as an independent non-executive Director of HSBC Holdings plc with effect from 1 March 2005, and to the Group Audit Committee with effect from 1 July 2005.

Mr Coombe joined Glaxo Holdings as Group Financial Controller in 1986 and was appointed to the Board in July 1992 as executive Director responsible for finance. He subsequently assumed responsibility for investor relations. Following the merger with SmithKline Beecham in December 2000 he was appointed to the Board of GlaxoSmithKline plc as Chief Financial Officer. Mr Coombe is to retire from GlaxoSmithKline plc on 31 March 2005, when he reaches the age of 60.

Mr Coombe joined the chartered accountants, Dixon Wilson & Co, in 1966 and qualified three years later. He left the firm in 1971 to take up the position of Management Accountant at British Oxygen Group Limited. In 1973 he joined Charterhouse Group plc, and was subsequently appointed Group Treasurer, a position he held until 1984 when he became Finance Manager at Charter Consolidated plc.

His other business appointments include non-executive Director of the Supervisory Board of Siemens AG and a member of the Code Committee of the Takeover Panel. He has been appointed a non-executive Director of GUS plc with effect from 1 April 2005. Until recently he was a member of the UK Accounting Standards Board. He is also a trustee of the Royal Academy of Arts where he chairs the audit committee.

Mr Coombe has a degree in economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and of the Association of Corporate Treasurers.

He is married and has three adult daughters. In his spare time he plays golf and bridge.


                            James W J Hughes-Hallett
                      Chairman, John Swire & Sons Limited

James Hughes-Hallett is Chairman of John Swire & Sons Limited. He has been appointed to the Board as an independent non-executive Director of HSBC Holdings plc with effect from 1 March 2005.

Mr Hughes-Hallett joined the Swire Group in 1976. He has held various management positions in the group's operations in Asia and Australia. He was Managing Director of John Swire & Sons Pty Ltd in Australia until January 1993, when he was transferred back to Hong Kong as director responsible for the Swire Group's ship-owning and consumer trading interests. He became Chairman of John Swire & Sons (HK) Ltd in 1999 and assumed his current position in December 2004.

Mr Hughes-Hallett is a non-executive Director, and was formerly Chairman, of Cathay Pacific Airways Limited and Swire Pacific Limited. He was a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 until November 2004.

Born in 1949, Mr Hughes-Hallett graduated from Oxford University in 1970 with a degree in English literature. He is a Fellow of the Society of Chartered Accountants in England & Wales and an Honorary Fellow of The University of Hong Kong.

He is married with two daughters.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 January 2005